Corresp.

Integrated Electrical Services, Inc.

1800 West Loop South, Suite 500

Houston, TX  77027

November 27, 2007

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Attention:	Terrence O’Brien, Accounting Branch Chief
Tracey McKoy, Staff Accountant

Ladies and Gentlemen:

We have received your letter dated October 23, 2007, addressed to Mr. Michael Caliel, Chief Executive Officer of Integrated Electrical Services, Inc. (“IES” or the “Company”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Annual Report on Form 10-K for the fiscal year ended September 30, 2006 filed on December 21, 2006 (the “2006 Annual Report”).  In response to the Staff’s comments, we are submitting this letter to you.

In connection with our response, we acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in our filings, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the comments contained in your comment letter are set forth below verbatim in plain text.  Our responses appear below in italicized text following the copies of your comments.

Form 10-K for the Fiscal Year Ended September 30, 2006

Consolidated Statements of Cash Flows, page 50

1.

We note your response to comment 4 in our letter dated July 26, 2007. Specifically, we note that you have included legal costs, which specifically relate to your Chapter 11 filing, as financing activities. However, the cash flow statement example in Appendix A of SOP 90-7 presents professional fees paid for services rendered in connection with the Chapter 11 proceeding as an operating activity. Furthermore, it does not appear the legal fees, as described, meet the definition of a financing activity per paragraphs 18-20 of SFAS 95. As such, please revise your presentation in future filings to reflect the legal costs associated with the Chapter 11 filing and proceedings as an operating activity instead of a financing activity.

Our response: Beginning with our September 30, 2007 10-K, we will reclassify legal costs associated with the Chapter 11 filing and proceedings as an operating activity.

2.

We note your revised accounting policy disclosure included in your June 30, 2007 Form 10-Q in response to comments 6, 7 and 8 in our response letter dated July 26, 2007. For your fixed price maintenance and repair work contracts, we note that those contracts extend over periods typically longer than one year. We further note that you recognize revenue “when the services are performed.” As such, it is unclear at what point over these fixed price contracts you are recognizing revenue. Please provide us with the disclosure you intend to include in future filings to clarify when you are recognizing revenue for these contracts. Refer to SAB Topic 13.A:1. and Question 2 of SAB Topic 13.A:3.f. for guidance.

Our response: Service revenues represent approximately 5% of consolidated Company revenues. Substantially all of our service work consists of time and materials projects for which revenues are recognized when services are performed, in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition”.

In order to clarify our revenue recognition policy, we will modify the disclosure in our September 30, 2007 Form 10-K as follows:

“Service work, which represents approximately 5% of consolidated revenue, consists of time and materials projects that are billed at either contractual or current standard rates. Revenues from service work are recognized when services are performed, in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition.”

3.

We note your statement regarding the recognition of revenue for your maintenance and repair work service contracts that you recognize a provision for estimated losses when such losses are determined. It is unclear to us how such policy complies with the guidance in SAB Topic 13. Please advise. Please also tell us the amount of such provisions for each period presented in your September 30, 2006 Form 10-K and June 30, 2007 Form 10-Q.

Our response: We have not historically had losses on maintenance and repair service contracts. The disclosure related to the provision for estimated losses was meant to describe our percentage of completion contracts. We will remove this statement from our footnote disclosures as it pertains to maintenance and repair service contracts.

Note 16 - Commitments and Contingencies, page 88

Other Commitments and Contingencies, page 91

4.

We note your response to comment 10 in our letter dated July 26, 2007. However, it remains unclear whether you have recognized a payable and corresponding expense for the $1.4 million in backcharges for which you believe payment is probable in accordance with paragraph 77 of SOP 81-1. As previously stated, collectibility/realizability of your accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts should be assessed separately. Finally, we note your disclosure within note 9 on page 27 of your June 30, 2007 Form 10-Q that the remaining claim associated with the backcharges is approximately $4.4 million even though the amount of backcharges is $3.7 million. Please advise and revise your disclosure in future filings to clarify your accounting, to provide a description of the nature of the entire claim including the backcharges, and the amounts of the backcharges and the other portion of the claim.

Our response: During 2006, one of our subsidiaries received backcharges from a customer for two unrelated projects.

The first series of backcharges related to work that we had substantially completed but was reworked by the general contractor resulting in backcharges. Upon receiving these backcharges, we wrote off a related $522,000 receivable and a $15,000 underbilling because we believed the revenues were uncollectible. During 2007, the customer agreed not to pursue collection of these backcharges in response to our decision to reverse the $537,000 in revenues described above. As of September 30, 2007, this matter is closed, and it has been removed from our commitments and contingencies footnote.

The second series of backcharges related to work that was incomplete when we were terminated by the customer. Although we believe a significant portion of the customer’s backcharge claims are substantially without merit, we have written off a related $411,000 receivable and $114,000 in underbillings (with the offsetting debit to revenues) because we believe the revenues are uncollectible. Further, based on our evaluation of the customer’s claims, we recorded a $395,000 expense to cost of revenues and a related $395,000 loss reserve, included in current liabilities. No other amounts have been recorded for this claim. The remaining claim associated with the backcharges is $4.5 million for which we have not recorded any liability as we do not agree with the validity of the claims and believe payment is not probable. However, we have disclosed this matter, including the amount accrued and the total amount of the claim in accordance with FAS 5.

In order to clarify our treatment of this matter, we will revise our financial statement disclosure in our September 30, 2007 Form 10-K as follows:

“As of September 30, 2006, one of our subsidiaries has received approximately $4.9 million in backcharges from a customer which we are disputing. We have performed an evaluation of the merits of the backcharges and, as a result, recorded $0.4 million as a loss reserve, included in current liabilities, specifically related to these backcharges. The remaining claim associated with the backcharges is approximately $4.5 million for which we have not recorded any liability as we do not believe in the validity of the claims and believe payment is not probable. In 2006 we reversed previously recognized revenues of $525,000 and wrote off a related $411,000 receivable and $114,000 underbilling because we believed the revenues were uncollectible. We recognize that litigation may ensue related to the entire $4.9 million in backcharges. While we believe these charges are substantially without merit, there can be no assurances that we will ultimately prevail in this dispute or any litigation that may be commenced.”

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations for the Nine Months Ended June 30 2007 Compared to the Nine Months Ended June 30, 2006, page 34

5.

We note your response to comment 2 in our letter dated July 26, 2007 and your continued presentation of the combined results for the nine months and three months ended June 30, 2006. We continue to refer you to paragraph 40 of SOP 90-7 which states, “Fresh-start financial statements prepared by entities emerging from Chapter 11 will not be comparable with those prepared before their plans were confirmed because they are, in effect, those of a new entity. Thus, comparative financial statements that straddle a confirmation date should not be presented. Furthermore, we continue to believe that the presentation of these non-GAAP measures violates Item 10(e) of Regulation S-K. As previously requested, please remove this presentation in future filings. Please note that you should fully discuss each of the predecessor and successor periods presented by addressing any material items, events, transactions, et cetera that occurred in each period in accordance with Item 303 of Regulation S-K.

Our response: Beginning with our September 30, 2007 10-K, we will remove the presentation of combined financial results.